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                                                               EXHIBIT 1-A(3)(c)
                         SCHEDULE OF SALES COMMISSIONS

For EquiBuilder III, individual flexible premium variable life insurance policies.

  Policy Year           Percent of Target Premiums*
  -----------           ---------------------------

  1st                   100%
  2nd through 10th        3%
  11th and later        1.5%

After two years, trail commissions are earned at an annual rate of 0.25% on the amount in the Policy Account that is in the Separate Account.

* First year and subsequent policy year allowances are generally applicable to a target premium. For first year premiums in excess of such amount the distribution allowance is 5%.

If the planned premium is less than the target premium, the first year rate will be applied to the planned premium only.

The target premium is based on 75% of a net annual premium by using the 1980 CSO mortality table (male and female, age nearest birthday) and a 4.5% interest rate. It assumes the premium is paid annually at the beginning of the yar until the policy ends.